

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 9, 2018

Jerry L. Ocheltree
President and Chief Executive Officer
Carolina Trust BancShares, Inc.
901 East Main Street
Lincolnton, NC 28092

   Re: **Carolina Trust BancShares, Inc.**
     Registration Statement on Form S-1
     Filed April 6, 2018
     File No. 333-224178

Dear Mr. Ocheltree:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Eric Envall, Staff Attorney, at (202) 551-3234 with any questions.

          Sincerely,

          /s/ Era Anagnosti

          Era Anagnosti
          Acting Assistant Director
          Office of Financial Services